Callaway Golf Company	Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	Six Months Ended June 30,	Year ended December 31,
	2018(3)	2017(3)	2016(3)	2015(3)	2014(3)	2013(3)
Earnings:
Income (loss) from continuing operations before income taxes and non-controlling interest	$158,131	$68,055	$58,393	$20,063	$21,639	$(13,322)
Add: Fixed charges	6,519	9,302	6,689	12,746	13,300	19,103
Deduct: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	5,418

Total earnings	$164,650	$77,357	$65,082	$32,809	$34,939	$363

Fixed Charges:
Interest on debt and amortization of deferred financing costs	$3,604	$4,365	$2,368	$8,734	$9,499	$9,123
Estimated interest expense included in rental expense	2,915	4,937	4,321	4,012	3,801	4,562
Preference security dividends, pre-tax (1)	—	—	—	—	—	5,418

Total fixed charges	$6,519	$9,302	$6,689	$12,746	$13,300	$19,103

Ratio of earnings to fixed charges and preference security dividends(1)	25.26	8.32	9.73	2.57	2.63	0.02

Ratio of earnings to fixed charges(2)	25.26	8.32	9.73	2.57	2.63	0.03

(1)
Preference security dividends is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. During 2013, the Company completed a series of actions to exchange, convert and redeem all shares of the Company’s outstanding Series B Cumulative Perpetual Convertible Preferred Stock ("Series B Preferred"). As such, there were no shares outstanding of the Company's Series B Preferred at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, and there were no preference security dividends accrued and paid during the six month ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015 and 2014.

(2)
The ratio of earnings to fixed charges is computed by dividing the sum of (i) income (loss) from continuing operations less pre-tax income from non-controlling interests and (ii) fixed charges by fixed charges. Fixed charges consist of interest expense on borrowings and convertible notes, the amortization of discounts and capitalized expenses related to indebtedness and an estimate of interest in rental expense.

(3)
Earnings for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 were sufficient to cover fixed charges by $158.1 million, $68.1 million, $58.4 million, $20.1 million and $21.6 million, respectively. Earnings for the year ended December 31, 2013 were insufficient to cover fixed charges and preferred stock dividends by $13.3 million.